2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

February 10, 2025

Via EDGAR Transmission
Shandy Pumphrey
Staff Accountant
Division of Investment Management
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Quaker Investment Trust

Dear Ms. Pumphrey:
On behalf of the Quaker Investment Trust (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) communicated telephonically on January 16, 2025, with respect to the most recent annual shareholder report, including its tailored shareholder report (“TSR”), as amended, for the Registrant’s sole series, the CCM Affordable Housing MBS ETF (the “Fund”).  Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

1.
Comment:  Form N-CEN Item C.8(c) was answered “no” with respect to whether fees waivers are subject to recoupment, but footnote 2 to the fee table in Fund’s current prospectus indicates that the Fund’s adviser, Community Capital Management, LLC (the “Adviser”) may, under certain circumstances, recoup fees waived and/or Fund expenses paid.  In future Form N-CEN filings, correct the response to this item to properly reflect the ability to recoup waived fees.

Response: The Registrant undertakes to do so.

2.
Comment:  If previously waived expenses may be recouped, confirm that any recoupments are permissible only if such recoupments for the applicable period do not exceed the relevant expense cap in effect at the time the subsidies were incurred or any more restrictive limitation to which the Adviser has agreed.

Response: The Registrant so confirms.

3.
Comment:  Note 3 to the Financial Statements indicates that the Adviser voluntarily waived its fees to limit the Fund’s total operating expenses (exclusive of certain expenses).  Confirm whether the waivers were or are voluntary or contractual.  If contractual, in future reports include a table showing the amounts waived during the prior three years.

Response:  The Registrant confirms that the waivers were and are contractual.  The Registrant undertakes to include in future reports the applicable table indicating amounts waived during the prior three fiscal years and clarify that they are contractual.

4.
Comment:  Confirm that the statement that prior to the reorganization of the predecessor fund into Fund, the aggregate non-audit fees and services billed by the predecessor fund’s prior auditors for services rendered for the fiscal year ended were $9,000.

Response: The Registrant so confirms. The auditors for the predecessor fund provided this number during the Fund’s shareholder report preparation process.

5.	Comment: Explain why Item 5 of Form N-CSR was marked as “Not applicable” when the Fund is an exchange traded fund.

Response: The response is incorrect. Future Form N-CSR filings will include the required information about the Registrant’s standing audit committee and the identity of its members.

6.	Comment: Explain why the Statement of Assets and Liabilities in the Fund’s Financial Statements includes a receivable of $6,000 due from the Registrant’s chief compliance officer (“CCO”).

Response:  The Fund paid its CCO $24,000 for the fiscal year ended June 30, 2024 but had only accrued $18,000 for the year.  Because the Fund had paid the CCO an amount more than the amounted accrued, the Fund showed a contra-liability in its shareholder report which was reclassified to an asset.  The CCO did not owe the Fund money, the Fund just had not accrued enough expense.  The remaining CCO expense for the fiscal year ended June 30, 2024 was accrued subsequent to the year end.

7.	Comment: Confirm that the costs paid by the Fund shown under “What were the Fund costs for the last year?” section of the TSR were calculated consistent Instruction 2 of Item 27A(c) under Form N-1A.

Response: The Registrant so confirms.

8.
Comment:  Showing that a mortgage-backed security fund holds 99.1% in mortgage-backed securities on the “Sector Weightings” chart does not provide the investor with beneficial information. In future filings, please consider breaking out the chart by the various types of mortgage-backed securities (e.g., FNMA, FHLMC, GNMA, etc.).

Response: The Registrant will include such information in future TSRs.

9.	Comment: Confirm that the start date of the reporting period referenced in the second paragraph listed under the “Material Fund Changes” is correct.

Response: The start date for the reporting period should be July 1, 2023. The Registrant will ensure to correct the reference period in future TSR filings.

10.
Comment:  The Staff notes that as required by Item 27A(d)(4), the table showing the number of days the Fund’s market price was below or above its net asset value for the most recently completed calendar year and calendar quarter since that year was omitted from the TSR.  If the Fund is relying on exemptive Rule 6c-11 of the Investment Company Act of 1940 (the “1940 Act”) to omit such information, in future Form N-CEN filings, the Fund needs to indicate that it is relying on the rule.  In addition, the Fund’s website needs to be updated to include both the annual and quarterly information required by Rule 6c-11(c)(1)(iii)-(iv).

Response:  The Fund does rely on Rule 6c-11.  Accordingly, the Fund will reflect that in future N-CEN filings.  The Fund will update its website disclosure to comply with quarterly and calendar year reporting requirements for the table and line graph disclosure regarding the Fund’s premium/discount information.

11.
Comment:  The TSR adopting release includes new website posting requirements, including the information contained in Items 7-11 of Form N-CSR.  The information required by Items 9-11 is not reflected on the Fund’s website.  Update the Fund’s website accordingly.

Response: Consistent with Item 27A(i) of Form N-1A, the Registrant undertakes to update its website with the posting requirements, including the information required by Items 9-11 of Form N-CSR.

12.	Comment: In future TSRs, under the “Additional Information” section, include disclosure noting where shareholders may find proxy voting information.

Response: The Registrant undertakes to include the required disclosure in future TSRs.

13.	Comment: In future TSRs, under the “Householding” section add disclosure explaining the process for shareholders to revoke their consent to householding.

Response: The Registrant undertakes to include that revocation language in future TSRs.

14.
Comment:  The Registrant’s response to Item 10 of Form N-CSR states that no remuneration was paid by it during the period covered by the report to any Trustees on its Board of Trustees.  Reconcile that response with the Statement of Operations in Item 7 that shows compensation was paid to the Trustees (i.e., $25,588).  Additionally, the Staff noted that the Statement of Operations has a line item for Trustee fees with no other information provided. Going forward, the Registrant’s N-CSR responses should meet the requirements of Item 10 and disclose the aggregate amounts paid by the Registrant to Trustees, any special compensation amounts, any amounts paid to officers, and any amounts paid to any officer or Trustee of the Registrant that is an affiliated person and include this information in Item 10. If the disclosures are included in Item 7, the disclosures should be presented in a format to communicate the information effectively, be clearly distinguished from other materials, and be easily accessible (e.g., by providing a table of contents with a hyperlink or page number that points the investor to the information). If the disclosure is in multiple locations in Item 7, please consider Tailored Shareholder Report FAQ #3 to more effectively communicate the relevant information to shareholders.

Response:  The response to Item 10 is inaccurate with respect to the Trustee compensation.  The Registrant will amend its N-CSR response to cross-reference the compensation information included in Item 7.  In addition, in future Form N-CSR filings, the Registrant will address the disclosure of the requirements of Item 10 as described by the Staff.

15.
Comment:  The 485APOS to set up the shell fund for CCM Affordable Housing MBS ETF reorganization mentions that “A discussion regarding the Board’s approval of the Investment Advisory Agreement for the Fund will be available in the Fund’s initial report to shareholders.” The Adviser became the Fund’s investment advisor after the reorganization. Explain why there is no information about the advisory agreement approval in the N-CSR and file an amendment, if necessary. In future N-CSRs, if Item 11 refers the investor to Item 7, please consider adding a caption and page number for this information to the Table of Contents to communicate the information effectively, be clearly distinguished from other materials, and be easily accessible. See: Tailored Shareholder Reports FAQ #3 for grouped information.

Response:  The omission was an oversight.  The Registrant will further amend its most recent N-CSR filing to revise its Item 11 response, add the board approval disclosure and will follow the cross-reference format suggested by the Staff.

* * *
Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/ Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Alyssa Greenspan
Community Capital Management, LLC

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